[IBERIABANK Corporation Letterhead]

To:	Securities and Exchange Commission
Washington, D.C. 20549

Re:	IBERIABANK Corporation
Registration Statement on Form S-4
File No. 333-202106

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, IBERIABANK Corporation (the “Company”) hereby requests acceleration of the effective date of the above-captioned Registration Statement on Form S-4 at 5 P.M. on April 16, 2015, or as soon thereafter as possible.

In connection with this acceleration request, the Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IBERIABANK Corporation

By:	/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive Officer

Date:	April 14, 2015

cc:	Edward B. Crosland, Jr., Esq., Jones Walker LLP
Steven S. Dunlevie, Esq., Womble Carlyle Sandridge & Rice, LLP
T. Clark Fitzgerald, III, Esq., Womble Carlyle Sandridge & Rice, LLP